August 2007

Dodge & Cox Funds’ Exposure to the Subprime Mortgage Market

Recent market volatility caused by disruptions in the subprime mortgage market has sparked interest in this segment of the market and its impact on the Dodge & Cox Funds. The Dodge & Cox Funds do not have any direct exposure to subprime mortgage backed securities. Based on publicly available information, we believe the Funds’ indirect exposure to subprime mortgages is modest.

By way of background, the subprime mortgage lending market is characterized as mortgage lending to individuals with weak credit histories and/or limited financial resources. The recent period of high home price appreciation contributed to looser underwriting standards among subprime mortgage originators; now that the surge in home prices has abated, the delinquency experience of subprime loans has risen significantly. Even though the subprime mortgage market represents approximately 15% of the $10 trillion residential mortgage market in the United States, the effect of the troubles in the subprime area on the financial markets as a whole has been pronounced. In recent weeks there has been tremendous volatility in the prices of securities with any perceived exposure to subprime mortgages; in addition, there has been a surge in demand for the safety and liquidity of U.S. Treasury securities.

While we can’t guarantee that the subprime crisis will not spread and ultimately trigger a recession, we are optimistic about the intermediate and long-term prospects for the economy. We continue to invest for the long term and to focus on what we think matters: valuation, fundamentals and individual security analysis.

The following is a summary of the Dodge & Cox Funds’ indirect exposure to subprime mortgages.

Dodge & Cox Income Fund (as of June 30, 2007)

•	The Dodge & Cox Income Fund does not hold any securities from subprime MBS deals, but does have some indirect exposure to subprime mortgages as described below.

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Of the Fund’s MBS holdings (constituting 44.7% of the Fund), all holdings are Federal Agency/ GSE-guaranteed (e.g., Fannie Mae, Freddie Mac) except for a 0.1% position in a AAA-rated Goldman Sachs Mortgage Loan Reperforming MBS.

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The Fund has investments in corporations with some operational exposure to subprime MBS, including various large money center banks (3.0% total Fund position) and General Electric (0.2% Fund position). However, we believe the exposure is small in relationship to the size and scale of these businesses, and that they are well capitalized and able to withstand a downturn in this business. Nevertheless, we are monitoring the situation closely.

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The Fund also holds a 2.2% position in GMAC LLC. GMAC’s mortgage finance subsidiary, Residential Capital LLC (ResCap), has been a significant originator of nonprime residential mortgages in the past several years. Management has reduced its exposure to nonprime assets in recent months through greatly reduced nonprime originations and roll-off of older loans. We expect that ResCap will remain under considerable pressure for the foreseeable future, but we do not believe that these difficulties significantly reduce the creditworthiness of GMAC. We are monitoring this situation very closely.

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Finally, the Fund holds a 4.0% position in the debt securities of several large insurance companies. Several of these issuers recently disclosed what appear to be manageable exposures to subprime investments in their investment portfolios. We have made specific inquiries to the other issuers that have not yet provided details on the size and extent of exposure to subprime MBS. However, we believe the exposure will be small in relationship to the size of their investment portfolios.

Dodge & Cox Balanced Fund (as of June 30, 2007)

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The Dodge & Cox Balanced Fund does not hold any securities from subprime MBS deals, nor does it own securities of any companies whose primary business is subprime mortgage origination, servicing or securitization. The Fund’s indirect exposure to subprime mortgages is described below.

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Of the Fund’s MBS holdings (constituting 14.1% of the Fund), all holdings are Federal Agency/ GSE-guaranteed (e.g., Fannie Mae, Freddie Mac) except for a very small position in a AAA-rated Goldman Sachs Mortgage Loan Reperforming MBS.

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The Fund has small holdings in fixed income securities of corporations with some operational exposure to subprime MBS, including various large money center banks and General Electric. However, we believe the exposure is small in relationship to the size and scale of these businesses, and that they are well capitalized and able to withstand a downturn in this business. Nevertheless, we are monitoring the situation closely.

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The Fund also holds a small position in debt securities issued by GMAC LLC. GMAC’s mortgage finance subsidiary, Residential Capital LLC (ResCap), has been a significant originator of nonprime residential mortgages in the past several years. Management has reduced its exposure to nonprime assets in recent months through greatly reduced nonprime originations and roll-off of older loans. We expect that ResCap will remain under considerable pressure for the foreseeable future, but we do not believe that these difficulties significantly reduce the creditworthiness of GMAC. We are monitoring this situation very closely.

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Finally, the Fund holds a small position in the debt securities of several large insurance companies. Several of these issuers recently disclosed what appear to be manageable exposures to subprime investments in their investment portfolios. We have made specific inquiries to the other issuers that have not yet provided details on the size and extent of exposure to subprime MBS. However, we believe the exposure will be small in relationship to the size of their investment portfolios.

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A number of the Fund’s equity holdings with operations in the finance sector (diversified financial firms, commercial banks, insurance companies and the finance division of General Electric) do have some exposure to the subprime mortgage market. The exposure is a result of participation in loan origination, mortgage insurance or loan servicing. We believe the exposure is small in relationship to the size and scale of each company, and that each is well capitalized and able to withstand a downturn in this area. We are monitoring the situation, but based on information provided to date, we do not believe the exposures are large enough to materially change our long term outlook for the companies.

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The Fund has investments in companies that themselves have large investment portfolios or significant investment operations, including banks, insurance companies and diversified financial firms. Details on subprime exposure in investment portfolios have not typically been provided in financial statements. We have made specific inquiries to determine the size and extent of the exposure and await additional information; based on currently available information, we believe the exposures are small in relationship to the size of these companies’ diversified investment portfolios and operations.

Dodge & Cox Stock Fund (as of June 30, 2007)

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The Dodge & Cox Stock Fund does not own securities of any companies whose primary business is subprime mortgage origination, servicing or securitization, nor does it own any securities from subprime MBS deals. The Fund’s indirect exposure to subprime mortgages is described below.

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A number of the Fund’s holdings with operations in the finance sector (diversified financial firms, commercial banks, insurance companies and the finance division of General Electric) do have some exposure to the subprime mortgage market. The exposure is a result of participation in loan origination, mortgage insurance or loan servicing. We believe the exposure is small in relationship to the size and scale of each company, and that each is well capitalized and able to withstand a downturn in this area. We are monitoring the situation, but based on information provided to date, we do not believe the exposures are large enough to materially change our long term outlook for the companies.

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The Fund has investments in companies that themselves have large investment portfolios or significant investment operations, including banks, insurance companies and diversified financial firms. Details on subprime exposure in investment portfolios have not typically been provided in financial statements. We have made specific inquiries to determine the size and extent of the exposure and await additional information; based on currently available information, we believe the exposures are small in relationship to the size of these companies’ diversified investment portfolios and operations.

Dodge & Cox International Stock Fund (as of June 30, 2007)

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The Dodge & Cox International Stock Fund does not own securities of any company whose primary business is subprime mortgage origination, servicing or securitization. It also does not own any mortgage backed securities (MBS) or collateralized debt obligations (CDOs) of these securities directly. The Fund’s indirect exposure to subprime mortgages is described below.

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A number of the Fund’s holdings with operations in the finance sector (diversified financial firms, commercial banks, insurance companies and the banking subsidiary of Deutsche Post) do have some exposure to the subprime mortgage market. The exposure is a result of participation in loan origination, mortgage insurance, loan servicing, investments in asset-backed securities, or through their market-making operations in these securities. We believe the exposure is small in relationship to the size and scale of each company, and that each is well capitalized and able to withstand a downturn in this area. We are monitoring the situation, but based on information provided to date, we do not believe the exposures are large enough to materially change our long term outlook for the companies.

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The Fund has investments in companies that themselves have large investment portfolios or significant investment operations, including banks, insurance companies and diversified financial firms. Details on subprime exposure in investment portfolios have not typically been provided in financial statements. We have made specific inquiries to determine the size and extent of the exposure and await additional information; based on currently available information, we believe the exposures are small in relationship to the size of these companies’ diversified investment portfolios and operations.

The views expressed above reflect those of Dodge & Cox as of the date shown. Any such views are subject to change at any time based upon market or other conditions, and Dodge & Cox disclaims responsibility to update such views. Dodge & Cox does not guarantee the success of any investment decision or strategy it may use in the management of an account. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such data. The above discussion is not a recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox’s current or future trading activity. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.